Exhibit 99.1

TJGC Group Announces Receipt of Nasdaq Notification Letter

Regarding Minimum Bid Price Deficiency

Hong Kong, March 30, 2026 (GLOBE NEWSWIRE) -- TJGC Group Limited (Nasdaq: TJGC) ("TJGC" or the “Company”),an integrated marketing and advertising services provider in Hong Kong, today announced it has received a letter of noncompliance from The Nasdaq Stock Market LLC ("Nasdaq”), dated March 26 ,2026, notifying the Company that based on TJGC's closing bid price for the last 30 consecutive business days, the Company no longer meets the continued listing requirement of Nasdaq, under Nasdaq Listing Rules 5550(a)(2),to maintain a minimum bid price of $1 per share.

However, pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days in which to regain compliance. If at any time during this 180-day period the closing bid price of the Company's security is at least $1 for a minimum of ten consecutive business days, Nasdaq will provide TJGC with written confirmation of compliance and this matter will be closed.

In the event the Company does not regain compliance, TJGC may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If TJGC meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

The Nasdaq notification letter does not result in the immediate delisting of the Company's ordinary shares, and the shares will continue to trade uninterrupted under the symbol “TJGC.”

The company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq's continued listing requirement. Although TJGC will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

About TJGC Group Limited

TJGC Group Limited, through its subsidiary, Ctrl Media Limited provides integrated marketing and advertising services in Hong Kong. The company offers services to mobile game developers, principally developers of mobile gaming applications that gamers download from the developers’ websites and applicable mobile operating systems, such as Apple Store or Android Google Play Store. It also uses digital media, such as online social media platforms, websites, and search engines over the Internet to broadcast the advertising campaigns. In addition, the company undertakes contracts with YouTuber, KOL, and local celebrities to film introductory gaming videos for broadcast in their personal blogs and social media platforms; offers physical media, including podium platforms with transportation terminals and public venues to broadcast advertising campaigns; and assists clients to plan and prepare their exhibition booths in the animation-comic-game and other offline marketing events. The company was formerly known as Ctrl Group Limited and change its name to TJGC Group Limited in November 2025. TJGC Group Limited was incorporated in 2022 and is based in Hung Hom, Hong Kong.

Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,""believe,""continue,""could,""estimate,"“expect,""intend,""may,""plan,"“potential,”“predict,""project,""should,” "target," "will," “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and TJGC specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Investor Relations

Ctrl Media Limited

Phone: +852-3107-4887

Email: project@ctrl-media.com